04018037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52218

RECEIVED MAR 10 2004 MAIL PROCESSING SECTION WASH. D.C. 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, Suite 2002
(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan E. Grant (212) 554-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JOEL M. WACHS
Notary Public, State of New York
No. 02WA6068856
Qualified in New York County
Commission Expires Jan. 14, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GAGNON SECURITIES, LLC AND SUBSIDIARY

December 31, 2003

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Gagnon Securities, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiary (the "Company") as of December 31, 2003, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiary as of December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grant Thornton LLP

New York, New York
January 22, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Gagnon Securities, LLC and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 2,856,080
Financial instruments owned	
At market value	906,513
At fair value	3,760,308
Receivable from clearing broker	665,662
Receivable from related party	1,790,558
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $912,709	1,173,194
Other assets	159,809
Total assets	$11,312,124

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$ 565,922
Accounts payable and accrued expenses	721,784
Deferred rent	73,341
	1,361,047
Commitments	
Members' equity	10,178,949
Capital notes receivable from members	(227,872)
	9,951,077
Total liabilities and members' equity	$11,312,124

The accompanying notes are an integral part of this statement.

Gagnon Securities, LLC and Subsidiary

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31, 2003

Revenues	
Commission income	$10,752,929
Net gain on financial instruments owned	911,338
Interest	193,363
Dividends	303,113
Advisory incentive fee	1,790,558
Other	1,730,558
Total revenue	15,681,859
Expenses	
Employee compensation and benefits	4,579,664
Clearance and execution fees	2,004,528
Communications	770,876
Professional and consulting fees	168,171
Occupancy, office supplies and services	940,601
Other expenses	1,230,808
Taxes	380,482
Total expenses	10,075,130
NET INCOME	$ 5,606,729

The accompanying notes are an integral part of this statement.

Gagnon Securities, LLC and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2003

	Members' equity	Capital notes receivable from members	Total
Members' equity, January 1, 2003	$ 4,924,218	$ (96,688)	$4,827,530
Net income	5,606,729	-	5,606,729
Capital contributions	246,210	(131,184)	115,026
Capital withdrawals	(598,208)	-	(598,208)
Members' equity, December 31, 2003	$10,178,949	$(227,872)	$9,951,077

The accompanying notes are an integral part of this statement.

Gagnon Securities, LLC and Subsidiary

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 5,606,729
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	385,252
Changes in operating assets and liabilities	
Decrease in government securities owned - at market value	999,510
Increase in financial instruments owned - at market value	(781,438)
Increase in financial instruments owned - at fair value	(2,510,308)
Increase in receivable from related party	(1,790,558)
Increase in receivable from clearing broker	(326,274)
Increase in other assets	(3,308)
Increase in employee compensation payable	410,075
Increase in accounts payable and accrued expenses	246,183
Decrease in deferred rent	(10,848)
Net cash provided by operating activities	2,225,015
Cash flows from investing activities	
Purchase of furniture, fixtures and leasehold improvements	(394,147)
Net cash used in investing activities	(394,147)
Cash flows from financing activities	
Capital withdrawals	(598,208)
Capital contributions received	115,026
Net cash used in financing activities	(483,182)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,347,686
Cash and cash equivalents at beginning of year	1,508,394
Cash and cash equivalents at end of year	$ 2,856,080
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Taxes	$ 116,571
Noncash financing activity:	
Capital notes receivable from members	$ 131,184

The accompanying notes are an integral part of this statement.

Gagnon Securities, LLC and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiary (the "Company"), formed in November 1999 as a continuation of a portion of the brokerage business of Gilder, Gagnon, Howe & Co., LLC, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. on June 1, 2000. The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII"), a wholly-owned subsidiary which acts as the Investment Manager of Gagnon Investment Associates LLC ("GIA"), an investment company of which the Managing Member of the Company, Neil J. Gagnon, is a member. All intercompany balances and transactions have been eliminated.

Securities transactions are recorded on a trade-date basis.

Investments in marketable securities owned are valued at the last sale price quoted on the date on which the security is traded on a nationally recognized securities exchange or the NASDAQ Stock Market National Market System ("NASDAQ"), as the case may be, which represents the principal market on which the security is traded. Investments that are not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2003, these investments are recorded at their estimated fair value as determined by management.

Commission revenue and related expenses are recorded on a trade-date basis.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

NOTE B (continued)

Cash and cash equivalents include cash balances maintained at a financial institution and the clearing broker.

No provision has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the tax returns of the members. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FINANCIAL INSTRUMENTS OWNED

At December 31, 2003, financial instruments owned consist of the following:

Corporate equities	$1,621,804
Corporate debt	3,045,017
	$4,666,821

NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, Bear Stearns Clearing Corp., provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

NOTE E - RELATED PARTY TRANSACTIONS

GII is the Investment Manager of GIA. Pursuant to the management agreement, GII is entitled to receive as compensation a percentage of the net profits earned in each GIA member's account. For the year ended December 31, 2003, GII earned an incentive fee from GIA in the amount of $1,790,558, which was receivable at December 31, 2003.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, GIA. Commission earned from GIA for the year ended December 31, 2003 amounted to approximately $73,000. The Company did not charge GIA for operating overhead costs incurred on GIA's behalf for the year ended December 31, 2003.

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2009. In addition to base rent, the lease provides for the Company to pay certain expenses. Rent expense under the lease was approximately $352,000 for the year ended December 31, 2003. Future aggregate minimum annual rent payments under these leases are approximately as follows:

Fiscal year	Minimum rental commitment
2004	$ 385,000
2005	403,000
2006	411,000
2007	420,000
2008	430,000
Thereafter	1,029,000
	$3,078,000

Deferred rent payable is recorded for the difference between rent payments and rent expense, which is recognized on a straight-line basis over the life of the lease.

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company. The Company accrued $339,223 of contributions for the year ended December 31, 2003.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $2,825,774, which exceeded its requirement of $90,781 by $2,734,993.

SUPPLEMENTARY INFORMATION

Gagnon Securities, LLC and Subsidiary

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Members' equity	$9,951,077
Deductions and/or charges	
Nonallowable assets	
Furniture, fixtures and leasehold improvements	1,173,194
Financial instruments owned - at fair value	3,760,308
Receivable from related party	1,790,558
Other assets	159,809
Other deduction or charge	15,259
	6,899,128
Net capital before haircuts and undue concentration charges on securities positions	3,051,949
Haircuts on securities positions including undue concentration charges	226,175
Net capital	2,825,774
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $1,361,047 or $5,000	90,781
Excess net capital	$2,734,993
Ratio of aggregate indebtedness to net capital	0.48 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com